THE ALGER FUNDS

100 Pearl Street, 27th Floor

New York, New York 10004

December 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly A. Browning

Re:	Alger Weatherbie Enduring Growth Fund, a series of The Alger Funds

(File Nos.: 033-04959, 811-01355)

Dear Ms. Browning:

On behalf of Alger Weatherbie Enduring Growth Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on November 2, 2021, December 2, 2021 and December 9, 2021, regarding Post-Effective Amendment No. 135 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 23, 2021 (the “Registration Statement”) in order to launch the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about December 17, 2021, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comments

Comment No. 1:

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 1:	The Registrant acknowledges this statement.

Comment No. 2:	The Staff notes that the comments apply to similar disclosures throughout the Registration Statement, as applicable.

Response No. 2:	The Registrant acknowledges this statement and has responded accordingly.

Comment No. 3:	Please confirm that the Amendment will be complete (i.e., all bracketed/blank information will be completed).

Response No. 3:	The Registrant confirms that the Amendment will be complete.

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Comment No. 4:	If the Registrant decides to decline a comment from the Staff, please include a well-reasoned and detailed analysis in support of the Registrant’s decision.

Response No. 4:	The Registrant acknowledges this request and has responded accordingly, where applicable.

Comment No. 5:	Please provide the Staff with a copy of the Amendment, reflecting all changes made to the Registration Statement, as soon as possible but at least five days prior to effectiveness of the Amendment.

Response No. 5:	The Registrant confirms that it will comply with this request.

Prospectus Summary—Fund Fees and Expenses

Comment No. 6:

If the Fund can engage in short sales, please confirm supplementally to the Staff that any estimated costs of such short sales will be included in “Other Expenses” in the Annual Fund Operating Expenses table.

Response No. 6:	The Registrant confirms that if the Fund does engage in short sales it will include any such applicable costs in “Other Expenses” in the Annual Fund Operating Expenses table.

Comment No. 7:

Please confirm supplementally to the Staff that the recoupment right discussed in the footnotes to the fee table is limited to three years from the date the amount is initially waived or reimbursed. If the recoupment period is shorter than three years, please indicate so.

Response No. 7:

The Registrant confirms that the recoupment right discussed in the footnotes to the fee table is limited to two years from the date the amount is initially waived or reimbursed. The Registrant will revise the disclosure to clarify this point.

Comment No. 8:

Please revise the footnotes to the fee table regarding the Fund’s fee waiver agreements to clarify that the Fund may only make repayments to Fred Alger Management, LLC (the “Manager”) if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived, and (ii) the Fund’s current expense cap. See AICPA Audit Risk Alert ARA-INV.73.

Response No. 8:	The last sentence in the applicable footnote will be revised as follows:

The Manager may, during the term of the contract, recoup any fees waived or expenses reimbursed pursuant to the contract; however, the Fund will only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

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Prospectus Summary—Principal Investment Strategy

Comment No. 9:

The first paragraph of the Fund’s principal investment strategy states that the Manager oversees the investment process of Weatherbie Capital, LLC (“Weatherbie” or the “Sub-Adviser”). Please clarify whether the Manager makes any investment decisions and disclose the Manager’s role in the investment decision making process. If the Manager does not make investment decisions, please supplementally inform the Staff.

Response No. 9:

The Registrant confirms that, subject to the general supervision by the Registrant’s Board of Trustees, the Manager oversees the Sub-Adviser and evaluates its performance results. The Manager reviews portfolio performance, compliance with investment guidelines and federal securities laws, and changes in key personnel of the Sub-Adviser. The Sub-Adviser is primarily responsible for the day-to-day management of the Fund’s portfolio, including purchases and sales of individual securities. The disclosure has been revised to clarify the roles of the Manager and the Sub-Adviser with respect to the Fund.

Comment No. 10:

The first paragraph of the Fund’s principal investment strategy states that “Weatherbie invests in small- and mid-cap growth companies that Weatherbie believes have enduring earnings, reasonable valuations and a distinct competitive advantage. Weatherbie invests in Foundation growth stocks and Opportunity growth stocks. Foundation growth stocks are companies led by experienced management teams, with innovative business models and the potential for high sales and earnings growth. Opportunity growth stocks are companies whose earnings may be temporarily depressed, but Weatherbie believes change is underway that can reaccelerate earnings.” Using plain English, please clarify what each of “enduring earnings,” “reasonable valuations” and “distinct competitive advantage” mean and disclose what factors and criteria the Sub-Adviser uses to select such companies. Please also clarify what the terms “experienced management teams” and “innovative business models” mean. Please provide a source for the definitions of these types of companies and these terms, to the extent used.

Response No. 10:

The first paragraph of the Fund’s principal investment strategy has been revised to remove the flagged language. The disclosure provided was regarding the Sub-Adviser’s overall approach to investing and is not specific to the Fund.

Comment No. 11:

Please revise the disclosure in paragraphs two and three of the Fund’s principal investment strategy regarding ESG. In particular, please (i) update the disclosure to provide the Fund’s definition of ESG and the source for this definition; (ii) clarify the role of each of the Sub-Adviser and the ESG Rating Agency with respect to assessing a security’s ESG criteria, including whether the Sub-Adviser will make determinations regarding a security’s ESG status or whether the Fund will rely solely on the ESG Rating Agency; (iii) disclose the ESG Rating Agency and include its ESG screening criteria and methodology; (iv) clarify whether the ESG criteria being used will apply to all of the Fund’s investments or only some and, if the ESG criteria will only apply to some of the Fund’s investments state so in plain English; (v) clarify whether ESG is only one of several factors considered as part of the Fund’s investment strategy and, if so, disclose the other factors the Fund utilizes; (vi) with respect to securities that are unrated by the ESG Rating Agency,

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disclose what evaluation, if any, the Sub-Adviser will make regarding such securities’ ESG criteria and whether, during the “12-month grace period” disclosed, such securities could have poor ESG criteria; (vii) using plain English, explain what the Fund’s “weighted average rating” means and provide an example of such calculation (this example can be included in the Fund’s Item 9 disclosure); (viii) with respect to securities whose ESG rating is downgraded to severe or poor, clarify the “reasonable period of time” the Sub-Adviser will take to sell out of such securities; (ix) with respect to the securities rated by the ESG Rating Agency, disclose whether they are being constantly monitored by the ESG Rating Agency; and (x) describe the Fund’s due diligence process with respect to how it is meeting its ESG criteria.

Response No. 11:

The second and third paragraphs regarding the Fund’s principal investment strategy regarding ESG have been restated and enhanced as disclosed below. The Registrant has also included a sample calculation of the Fund’s weighted average in the Fund’s Item 9 disclosure. Finally, the Registrant respectfully declines to include the Fund’s definition of ESG as it will conflict with the disclosures relating to how ESG is used in the Fund’s investment process and mislead investors. The Fund is not an ESG fund nor does it use ESG in its name. The Fund simply adds an overlay to its fundamental growth investment process using Sustainalytics ESG ratings methodology. To include a Fund definition of ESG could mislead investors into thinking the Fund is doing more than exclusively relying on Sustainalytics methodology, which is clearly stated in the disclosure.

The Fund invests primarily in equity securities of mid-cap growth companies with an environmental, social and governance (“ESG”) rating of medium or better, as rated by Sustainalytics, a third-party ESG rating agency (“Sustainalytics” or the “ESG Rating Agency”), at the time of purchase. Sustainalytics provides ESG ratings that measure a company’s exposure to ESG risks and how well the company is managing those risks. Using its proprietary methodology, as described below, Sustainalytics rates companies on a scale of 0 to 100, with 0 to 10 representing negligible ESG risk, 10 to 20 representing low ESG risk, 20 to 30 representing medium ESG risk, 30 to 40 representing high ESG risk, and 40 and higher representing severe ESG risk.

Under normal circumstances, 80% of companies in the Fund’s portfolio, based on net assets, will have a Sustainalytics ESG rating. The Sustainalytics ESG rating for this portion of the portfolio will have a weighted average of 25 or better. For determining the weighted average, the Sustainalytics ESG rating of a security comprising a higher percentage of the portfolio will have a greater impact than the Sustainalytics ESG rating of a security with a lower percentage of the portfolio on the weighted average ESG rating of this portion of the portfolio. As a result, the Fund may invest in companies with Sustainalytics ESG ratings above and below 25, although the Fund will not invest in a company if, as a result, the weighted average of the applicable portion of its portfolio would exceed a Sustainalytics ESG rating of 25. In addition, the Fund will not invest in a company with a Sustainalytics ESG rating of 40 or above (i.e., severe ESG risk) at the time of purchase. If an existing portfolio holding’s ESG rating is adjusted by Sustainalytics to 40 or higher, Weatherbie will sell that portfolio holding within six months, subject to its fiduciary obligations to the Fund, although the Fund may continue to hold that investment if Sustainalytics

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readjusts the company’s ESG rating back to below 40 as a result of positive actions taken by the company to reduce its ESG risk rating.

Although the Fund expects to invest primarily in companies with ESG ratings provided by Sustainalytics, certain investments may not be rated by Sustainalytics. Reasons for this may be because (i) Sustainalytics does not include the company in its rating universe; and (ii) of timing differences between when the Fund may invest in a company and when, and if, that company receives an ESG rating from Sustainalytics. With respect to (ii) for example, Sustainalytics may take time to rate a particular company when it is newly publicly traded or as a result of a corporate action, such as a merger, spin-off or restructuring. The Fund may hold up to three securities totaling no more than 20% of the Fund’s net assets in securities without a Sustainalytics ESG rating. If a company does receive an ESG rating from Sustainalytics, Weatherbie will include that company as part of the portion of the Fund’s portfolio that is required to maintain a weighted average ESG rating of 25 or better.

In effecting the Fund’s investment strategy, Weatherbie initially employs fundamental analysis to identify innovative and dynamic companies that demonstrate promising growth potential such as strong earnings growth and sound stock market values. Weatherbie then uses Sustainalytics’ ESG ratings to determine whether an identified company is an appropriate investment for the Fund, including determining the impact that the investment would have on the Sustainalytics ESG rating of the Fund’s portfolio on a weighted average basis. In selecting and monitoring investments for the Fund, Weatherbie conducts due diligence on Sustainalytics, reviews the Sustainalytics ESG ratings of existing and potential portfolio investments, and separately engages with identified companies to determine whether a company’s Sustainalytics ESG rating seems consistent with the company’s practices. As part of Weatherbie’s fundamental analysis when considering investing in a company without a Sustainalytics ESG rating, Weatherbie will consider the company’s ESG record in addition to the company’s overall growth potential.

With respect to its ESG ratings, Sustainalytics arrives at an ESG risk score for each company it rates by assessing the company’s exposure to material ESG risks and assessing how well management manages the company’s exposure to those risks. Regarding assessing exposure to material ESG risks, Sustainalytics uses a variety of criteria, which may change from time to time as part of its ratings process. The environmental criteria include, but are not limited to, climate change (carbon, energy efficiency, fines), natural resources (water stress, biodiversity), pollution and waste (air/water pollution, waste management), and environmental opportunities (clean technology, green building, renewable energy). The social criteria include, but are not limited to, human capital (labor management, development, supply chain, health and safety, employee sentiment, diversity), product liability (safety and quality, consumer satisfaction), stakeholder opposition (controversial sourcing), social opportunities (access to finance, healthcare, communications, nutrition and health, philanthropy), and board composition (diversity). The governance criteria include, but are not limited to, corporate governance (board, executive pay, ownership structure, accounting and disclosures, audit committee structure) and corporate behavior (business ethics, anti-competition strategies, corruption, lobbying, political

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contributions, shareholder rights). The overall Sustainalytics risk score for each company is a measure of whether or not, and how well, a company has responded to the various material ESG risks to which it is exposed.

In evaluating a particular company’s ESG rating, as well as the Fund’s weighted average ESG rating, the Fund relies exclusively on ratings provided by Sustainalytics. Sustainalytics periodically assesses companies for their exposure to and management of ESG risks and opportunities based on data collected from company filings, public disclosures and other sources.

Comment No. 12:

Please provide the source for the Fund’s definition of “mid-cap companies” either in the Fund’s Item 4 or Item 9 principal investment strategies. If the source of the definition is an index, disclose the index.

Response No. 12:

In the answer to Question 6 of the Staff’s Frequently Asked Questions about Rule 35d-1, the Staff stated that registrants should consider all pertinent references in developing a definition of the term “mid-capitalization”, such as industry indices. The Registrant believes that companies with market capitalizations in the range of $1 billion to $25 billion are appropriately considered mid-cap because of various industry benchmarks that track mid-cap companies. For example, as of October 31, 2021, (i) over 70% of the constituents in the Russell Midcap Growth Index had market capitalizations within this range, (ii) the Russell Midcap Index included over 650 constituents out of approximately 830 with market capitalizations within this range, (iii) all but one of the constituents in the S&P Midcap 400 Index had market capitalizations within this range, and (iv) almost 70% of the constituents in the MSCI USA Mid Cap Growth Index had market capitalizations within this range. The Fund, however, does not formally tie its definition of “mid-cap companies” to a particular index. Nevertheless, Registrant has revised the Fund’s disclosure to state that “mid cap companies” are those companies that, at the time of purchase of the securities, primarily have total market capitalization within the range of (i) companies included in the Russell Midcap Index, as reported by the index at the most recent quarter end, or (ii) $1 billion to $25 billion. Registrant has also included the market capitalization range of companies in the Russell Midcap Index as of October 31, 2021 in the disclosure.

Comment No. 13:

Confirm supplementally to the Staff that if the Fund’s holdings appreciate beyond the threshold disclosed in paragraph 4 of the Fund’s principal investment strategy that the Registrant will amend the Fund’s prospectus accordingly.

Response No. 13:

The Registrant respectfully submits the current disclosure is appropriate and consistent with the requirements of Rule 35d-1 under the 1940 Act. The “Principal Investment Strategies” section defines mid-cap companies as “those companies that, at the time of purchase of the securities, primarily have total market capitalization within the range of (i) companies included in the Russell Midcap Index, as reported by the index at the most recent quarter end, or (ii) $1 billion to $25 billion” (emphasis added). Rule 35d-1(b) under the 1940 Act provides that the requirements apply at the time the Fund invests its assets, and that in the event the Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. As indicated in the current disclosure referenced in the Staff’s comment, the Fund may continue to hold

December 15, 2021

securities of a portfolio company that, at the time of purchase, met the definition of mid-cap companies but then subsequently appreciated above the mid-cap threshold. The Registrant believes that the current disclosure is consistent with Rule 35d-1 because the disclosure makes clear that the inclusion of an investment as a mid-cap company applies at the time of purchase. Notwithstanding the foregoing, the Fund has revised the disclosure to further clarify that the Fund’s investment in mid-cap companies is measured at the time of purchase.

Comment No. 14:

Please clarify whether the Fund can invest in foreign and emerging market securities. If so, and if they are principal strategies for the Fund, please disclose so in the Fund’s Principal Investment Strategies and include corresponding risk disclosure. Additionally, please indicate whether the Fund will invest in securities denominated in foreign currency or U.S. dollar denominated securities. If investing in foreign currency denominated securities, please disclose the risks.

Response No. 14:

The Registrant confirms that the Fund can invest in foreign and emerging market securities; however, such investments are not part of the Fund’s principal investment strategies. Registrant has revised the disclosure in the Fund’s prospectus and SAI so that only the Fund’s principal investment strategies and associated risks are disclosed in the prospectus.

Comment No. 15:

The seventh paragraph of the Fund’s principal investment strategy states that the Fund may invest a significant portion of its assets in securities of companies conducting business within a single sector. If any specific sectors have already been identified, please disclose them and include corresponding risk disclosure. If specific sectors have not yet been identified, please supplementally confirm so to the Staff.

Response No. 15:	The Registrant has not yet identified specific sectors in which the Fund may significantly invest.

Comment No. 16:

The last paragraph of the Fund’s principal investment strategy states that the “Fund invests in cash (and cash equivalents) . . . when the Sub-Adviser believes it is advisable to do so.” Please explain how investing in cash when the Sub-Adviser believes it is advisable to do so is an appropriate defensive strategy. If holding cash is not a defensive strategy, consider moving the disclosure and explain how the Fund’s policy to hold 15% of its assets in cash is used to achieve its investment objective. With respect to the disclosure regarding temporary defensive positions, please revise the language to align with Instruction 6 to Item 9(b)(1) of Form N-1A and disclose the effect of taking such temporary defensive positions.

Response No. 16:

The Registrant confirms that holding up to 15% of the Fund’s assets in cash is not a defensive strategy. Because the Fund may hold up to 15% of its assets in cash in order to achieve its investment objective if, in the Sub-Adviser’s opinion, suitable investments are not currently available, disclosure regarding this investment strategy is appropriately included in the Fund’s summary prospectus and the Registrant respectfully declines to move it. However, the disclosure regarding cash holdings has been revised as follows to clarify that it is not for temporary defensive positions:

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The Fund invests in cash (and cash equivalents) when the Fund is unable to find enough attractive long-term investments to meet its investment objective, to meet redemptions and/or when the Sub-Adviser believes it is advisable to do so during times of short-term market volatility. During these times, cash (and cash equivalents) will not exceed 15% of the Fund’s assets.

Disclosure in compliance with Item 9(b)(1) of Form N-1A is included in the section of the Fund’s prospectus entitled “Investment Objective, Investment Strategies and Related Risks—Principal Risks of Investing in the Fund—Temporary Defensive Investments.”

Comment No. 17:

Where appropriate, please provide disclosure regarding how the Fund will address ESG proxy issues. Please confirm whether the Fund’s proxy voting policy been updated to include such considerations. Alternatively, please explain supplementally to the Staff why Registrant believes such disclosure is not required.

Response No. 17:

The section of the Fund’s SAI entitled “Proxy Voting Policies and Procedures” discusses the proxy voting policies and procedures applicable to the mutual funds and ETFs managed by the Manager (the “Alger Family of Funds”), including the Fund. As disclosed in the Fund’s SAI, the Board of Trustees of the Trust has delegated authority to vote all proxies related to the Alger Family of Funds’ portfolio securities to the Manager. In connection with this process, the Manager receives and considers the recommendations of Institutional Shareholder Services Inc. (“ISS”), a leading proxy voting service provider. ISS issues voting recommendations and casts votes on the proxies based on pre-determined voting guidelines intended to vote proxies in the clients’ best interests. The Manager has instructed ISS to apply its Socially Responsible Investment (“SRI”) Proxy Voting Guidelines to its recommendations for voting with respect to the Alger Family of Funds. In accordance with the Manager’s policies and procedures, if the Fund’s portfolio manager or an analyst on the portfolio management team desires to override ISS’s voting recommendation, on any issues, including with respect to ESG issues, such override recommendation must be submitted in writing to the Manager’s Chief Investment Officer, outlining the reasons for the override and confirming that the analyst or portfolio manager has no conflict of interest in connection with the recommendation to override ISS’ recommendation. If the CIO agrees with the override, ISS is notified of the vote override. The Registrant believes the Manager’s proxy voting policies and procedures, as well as ISS’s SRI Proxy Voting Guidelines address ESG proxy issues and therefore has not further updated the Fund’s proxy voting policy.

Prospectus Summary—Principal Risks

Comment No. 18:	The Fund’s principal risks include “Portfolio Turnover (Active Trading) Risk.” Please add corresponding disclosure into the Fund’s principal investment strategy regarding this risk.

Response No. 18:

The eighth paragraph of the Fund’s principal investment strategy states that “The Fund may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive. As a result, the Fund may engage in active trading of portfolio securities.” Registrant believes this disclosure

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sufficiently describes the potential for active and frequent trading and respectfully declines to add additional disclosure.

Comment No. 19:

Please revise the Fund’s “Environmental, Social and/or Governance Sustainability-Related Securities Risk” to accurately reflect the Fund’s ESG investment strategies. Please also include risk disclosure addressing the risks of relying on a third-party rating agency to determine securities’ ESG risk scores.

Response No. 19:	The Fund’s principal investment risk entitled “Environmental, Social and/or Governance Sustainability-Related Securities Risk” both in Item 4 and in Item 9 has been revised as follows:

The Sub-Adviser’s use of an ESG Rating Agency to implement the Fund’s investment strategy may result in the selection or exclusion of securities of certain issuers in and from the Fund’s Portfolio for reasons other than financial performance, and carries the risk that the Fund’s investment returns may underperform funds that do not utilize an ESG Rating Agency or employ another type of ESG investment strategy. The application of this strategy may affect the Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance depending on whether such investments are in or out of favor. In evaluating a particular issuer’s ESG rating, as well as the Fund’s weighted average ESG rating, the Sub-Adviser relies exclusively on the ESG Rating Agency and, therefore, is dependent upon information and data from the ESG Rating Agency that may be incomplete or inaccurate, or that may present conflicting information and data with respect to an issuer than other third party ESG data providers utilized throughout the industry. Determining a company’s ESG rating is inherently subjective and the ESG Rating Agency’s assessment of a company, based on the ESG Rating Agency’s proprietary methodology may differ from that of other third party ESG rating agencies, other funds, or an investor. As a result, the Fund may invest in companies that do not reflect the beliefs or values of any particular investor and may not be deemed to exhibit positive or favorable ESG characteristics if different metrics or ESG rating agencies were used to evaluate them. ESG standards differ by region and industry, and a company’s ESG practices or the ESG Rating Agency’s assessment of a company’s ESG practices may change over time.

Prospectus—Principal Investment Strategies and Related Risks

Comment No. 20:

The disclosure of the Fund’s principal investment strategies in response to Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Registrant’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s principal investment strategies.

Response No. 20:

The Registrant believes that providing a description of the Fund’s principal investment strategies in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the disclosure.

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Comment No. 21:

Please confirm that all principal strategies and risks of the Fund mentioned in response to Item 9 are also summarized in response to Item 4. To the extent necessary, please revise the Item 4 disclosure accordingly. Additionally, please remove all disclosure regarding non-principal investment strategies and risks from the Fund’s prospectus and instead disclose them in the Fund’s Statement of Additional Information (“SAI”) in accordance with Item 16 of Form N-1A.

Response No. 21:

The Registrant confirms that the Fund’s principal investment strategies and risks in response to Item 9 are disclosed in response to Item 4 in the Fund’s prospectus summary. The Registrant further confirms that all disclosure regarding the Fund’s non-principal investment strategies has been moved to the Fund’s SAI.

Comment No. 22:

The Fund may invest up to 10% of its assets in private placements and private investments in public equities (“PIPEs”). The Staff would consider a 10% allocation to be a principal investment strategy. Please explain supplementally to the Staff why such investments should not be considered to be principal investment strategies of the Fund. If they are principal investment strategies, please add disclosure regarding these types of investments in response to Item 4 of the Fund’s prospectus summary.

Response No. 22:

While the Fund is permitted to invest in private placements and PIPEs, it does not currently intend to do so and does not consider such investments to be part of its principal investment strategy. Therefore, the disclosure regarding these investments has been removed from the Fund’s prospectus and is instead discussed in the Fund’s SAI.

SAI—Investment Restrictions

Comment No. 23:

Please confirm that all principal strategies and risks of the Fund mentioned in the SAI are also summarized in response to Items 4 and 9 in the Fund’s prospectuses. To the extent necessary, please revise the Item 4 and Item 9 disclosure accordingly.

Response No. 23:	The Registrant confirms that the Fund’s principal investment strategies and risks mentioned in the SAI are disclosed in response to Items 4 and 9 in the Fund’s prospectuses.

Comment No. 24:

Investment restriction number 3 regarding loans states that “[f]or purposes of this investment restriction . . . the entry into repurchase agreements shall not constitute loans by the Fund.” Please explain supplementally to the Staff why the Registrant does not consider repurchase agreements to be loans and include this clarification in the SAI.

Response No. 24:

The language of investment restriction number 3 regarding loans is consistent with the investment restriction regarding loans for a majority of the funds in the Alger Family of Funds, many of which have been in existence since the 1980s and 1990s. The intention of the language is not to suggest that repurchase agreements are not loans, but rather to put shareholders and potential investors on notice that the Fund may invest in repurchase agreements, despite the general fundamental investment restriction not to lend any securities or make loans to others. Disclosure elsewhere in the SAI regarding repurchase agreements states that “[r]epurchase agreements may be seen to be loans by the Fund collateralized by the underlying instrument.”

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The Registrant believes the disclosure with respect to the Fund’s fundamental investment policy with respect to lending arrangements is consistent with Section 8(b)(1)(G) of the 1940 Act. For consistency across the Alger Family of Funds and to avoid suggesting a difference in the Fund’s investment restriction regarding loans compared to the other funds in the Alger Family of Funds, the Registrant respectfully declines to revise investment restriction number 3.

Comment No. 25:

With respect to investment restriction number 7, please add an explanatory note to the disclosure or otherwise revise the disclosure to articulate the Fund’s policy regarding concentrating investments in a group of industries.

Response No. 25:

The Registrant respectfully submits that investment restriction number 7 is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Consistent with those statutory and disclosure obligations, the Fund has adopted, with Board approval, a fundamental investment policy to not concentrate its investments in any one industry (with the usual permitted exception for holding U.S. Government and related securities). Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both a single industry and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. Consistent with its disclosure obligations, the Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund (with certain enumerated expectations) will not concentrate its investments in “any single industry.” In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Alger Family of Funds. The Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. While the Fund does not have shareholder approval with respect to any change to its policy, nor does it believe such a change is required, the Registrant has added an explanatory note to the disclosure following the Fund’s fundamental investment restrictions to state that, for purposes of investment restriction number 7, the Fund considers any single industry to also include a particular group of industries.

Comment No. 26:

Please add disclosure that the Fund will consider the investments of underlying funds in which the Fund invests when determining compliance with the Fund’s fundamental investment restrictions with respect to concentration. The Staff’s position is that a fund may not concentrate in any industry or group of industries indirectly by investing in underlying funds. Thus, the Staff’s view is that the Fund must consider the investments in underlying funds when determining compliance with its fundamental investment restrictions with respect to concentration.

Response No. 26:

Registrant acknowledges the Staff’s stated view. However, the Fund does not generally expect to invest in “underlying funds” as part of its principal investment strategy; rather, the Fund expects to invest directly in securities of operating companies. Accordingly, the Registrant respectfully declines to add the requested disclosure as it is not relevant to the Fund’s investment strategy and may otherwise cause investor confusion.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Proskauer Rose LLP